SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM Participações SA ("Company") (BM&FBOVESPA: TIMP3, and NYSE: TSU), informs to its more than 68 million customers, its almost 11,000 employees, its shareholders and the public in general the following:

Anatel Releases Sales and Activations of Sim Cards

Anatel, after reviewing our Action Plan for Improvement of Rendering of Personal Mobile Service (SMP), has released sales and activations of sim cards in 18 states and the Federal District, where sales were banned. The decision was based on the Action Plan presented by the company and approved by Anatel which will monitor its completion closer and through regular inspections.

Our Commitment

TIM is developing a set of infrastructure projects to continue to offer innovative services to customers, supporting the growth and capturing opportunities that the market offers. The Action Plan sent to Anatel, highlighted among other factors, the development designed to improve Network (increase 75% of network voice capacity)  and Caring:

The great effort of the first half of 2012 was for investment in network infrastructure and the integration of TIM's mobile network with the fiber optic network of TIM Fiber. In this period, investments totaled R$ 1.6 billion (+56% over the same period of 2011). For the triennium 2012-14, the Company projected investments totaling R$ 9.5 billion (including licenses).

In 2012, according to the injunction, TIM redistributed investment, allocating R$ 451 million for projects intended for Quality Improvement.

Given the above mentioned we reaffirm that TIM is ready to resume its commercial activities immediately.

Rio de Janeiro, August 02nd, 2012

Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 02, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.